UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-226039

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION ENERGY WEST VIRGINIA UNION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION ENERGY WEST VIRGINIA UNION SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator

of the Dominion Energy West Virginia Union Savings Plan

Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Dominion Energy West Virginia Union Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia

June 20, 2024

We have served as the auditor of the Plan since 2000.

DOMINION ENERGY WEST VIRGINIA UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS:
Investments—at fair value:
Plan's interest in the Master Trust (Note 3)	$21,352,005	$21,502,018
Investments held by the Plan (Note 4)	26,812,398	35,052,349
Total investments	48,164,403	56,554,367
Receivables:
Notes receivable from participants	22,494	65,308
Accrued investment income	245	131
Total receivables	22,739	65,439
Total assets	48,187,142	56,619,806
LIABILITIES:
Payables for securities purchased	891	1,477
NET ASSETS AVAILABLE FOR BENEFITS	$48,186,251	$56,618,329

See notes to financial statements.

DOMINION ENERGY WEST VIRGINIA UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2023

ADDITIONS (SUBTRACTIONS):
Investment Income (Loss):
Interest and dividends	$1,176,944
Net depreciation in fair value of investments	(5,448,202)
Income from Master Trust	2,819,824
Net investment loss	(1,451,434)
Interest income on notes receivable from participants	2,367
Total subtractions	(1,449,067)
DEDUCTIONS:
Benefits paid to participants	6,956,050
Administrative expenses	21,749
Total deductions	6,977,799
NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(8,426,866)
PLAN TO PLAN TRANSFER, NET (Note 2.i)	(5,212)
NET DECREASE IN NET ASSETS	(8,432,078)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	56,618,329
End of year	$48,186,251

See notes to financial statements.

DOMINION ENERGY WEST VIRGINIA UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2022, AND FOR THE YEAR ENDED DECEMBER 31, 2023

1. DESCRIPTION OF PLAN

The following description of the Dominion Energy West Virginia Union Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

a.
General— The Plan is a defined contribution plan covering union-eligible employees of Hope Gas, Inc. hired prior to August 2022, represented by the United Gas Workers Union, Local 69 – UWUA, AFL-CIO. Dominion Energy, Inc. (Dominion Energy or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Energy Services, Inc., a subsidiary of Dominion Energy. The Bank of New York Mellon Trust Company, N.A. is trustee of the plan effective January 1, 2024. Prior to that date, the Northern Trust Company (Northern Trust) served as the trustee of the Plan. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In August 2022 (the Closing Date), Dominion Energy completed the sale of Hope Gas, Inc. to Ullico, Inc. Effective upon the Closing Date, the Plan closed to new entrants.
b.
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes withdrawals, as applicable, and allocations of Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Individual participant accounts invested in the Common Collective Trust Funds, the Intermediate Bond Fund and the separately managed account (SMA) are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds and SMA, but have an interest therein represented by units valued as of the last business day of the period. The various funds and SMA earn dividends and interest, which are automatically reinvested within the funds and SMA. Generally, contributions to and withdrawal payments from each fund and SMA are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

c.
Forfeited Accounts—At December 31, 2023 and 2022, forfeited nonvested accounts totaled $10,706 and $81,539, respectively. Forfeitures may be used to reduce employer contributions or Plan administrative expenses. During the year ended December 31, 2023, no forfeited nonvested accounts were used to reduce employer contributions or Plan administrative expenses.
d.
Investment Options—Changes in investment options may be made at any time and all of the Plan’s investments are participant directed. The Plan holds assets in the Dominion Energy, Inc. Defined Contribution Master Trust (Master Trust) that was established for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries as well as various investment funds at the trustee.

e.
Notes Receivable from Participants—After the Closing Date, participants were not eligible to secure loans against their plan account. Therefore, the notes receivable from participants represents loans taken out in the prior years based on the following provision:
1.
Maximum repayment period of 5 years.
2.
The minimum loan amount was $1,000 and the maximum loan amount was the lesser of:
•
50% of the vested account balance, or
•
$50,000 (reduced by the difference between the highest outstanding loan balance during the prior 12 months and the outstanding loan balance on the date of the new loan)

The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Terminated participants could elect to continue repaying their loans, provided they established a loan repayment schedule with the Plan recordkeeper. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

f.
Payment of Benefits—On termination of service, death, disability, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive quarterly, semi-annual or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options is deemed to be an election to defer distribution of their account until the minimum required distribution rules apply. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum.
g.
Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
b.
Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.
Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Market volatility includes global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investments at December 31, 2023 and 2022, included $19,773,370 and $28,154,403, respectively, of the Dominion Stock Fund. This investment represents 41% and 50% of total investments at December 31, 2023 and 2022, respectively. A large decline in the market value of the Dominion Stock Fund could significantly affect the net assets available for benefits.

d.
Valuation of Investments—The Plan’s investments are stated at fair value. See Note 4 for further information on fair value measurements.
e.
Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
f.
Investment Income (Loss)—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Income or loss from Master Trust includes dividend income and net realized and unrealized appreciation or depreciation.

Investment management fees and operating expenses charged to the Plan are deducted from income earned daily and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return.

g.
Administrative Expenses— The Plan is permitted to require Participants to pay certain fees in connection with the operation of the Plan from individual Participant accounts. As a result, each Participant’s account is charged a $2 monthly fee to help cover the costs of Plan administration. Dominion Energy pays any administrative costs that are not charged to the Plan. In addition, participants who elect to participate in a financial advisory program offered by the Plan will have administrative fees deducted from their account.
h.
Payment of Benefits—Benefit payments to participants are recorded upon distribution.
i.
Transfers—In addition to the Plan, Dominion Energy also sponsors several other savings plans for employees of Dominion Energy and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion Energy and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2023, the Plan transferred $0 and $5,213 of participants’ assets in from and out to other plans, respectively.

j.
Excess Contributions Payable—The Plan is required to return to Plan participants any contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2023 and 2022.

3. PLAN INTEREST IN MASTER TRUST

Certain of the Plan’s investments are held in a Master Trust that was established for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries. Investment income and expenses are allocated to the individual plans based upon average monthly balances invested by each participant.

The net assets of the Master Trust and the Plan’s interest in the Master Trust at December 31, 2023 and 2022 are summarized as follows:

	2023		2022
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Short-term securities	$448,508,589	$10,043,837	$461,320,245	$10,954,362
Asset-backed securities	—	—	934,435	22,189
Common/collective trust funds(1)	1,804,999,999	10,270,795	1,461,315,514	9,245,453
Pooled separate account (Intermediate Bond)	342,798,282	1,038,487	300,301,638	1,278,641
Total Investments	$2,596,306,870	$21,353,119	$2,223,871,832	$21,500,645
Receivables	9,058	203	118,917	2,823
Payables	(58,810)	(1,317)	(61,075)	(1,450)
Total Master Trust	$2,596,257,118	$21,352,005	$2,223,929,674	$21,502,018
(1)
At December 31, 2023 and 2022, Master Trust amount includes short-term investment fund of $3,274,782 and $3,937,760, respectively, and Plan’s Interest in Master Trust amount includes short-term investment fund of $73,335 and $93,230, respectively. The short-term investment fund is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants.

The net investment income for the Master Trust for the year ended December 31, 2023 was as follows:

Interest and dividends	$1,606,007
Net investment appreciation	399,869,828
Net investment Income of the Master Trust	$401,475,835

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

Inputs and Assumptions

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect market assumptions.

The inputs and assumptions used in measuring fair value for investments include the following:

➣
Quoted securities prices and indices
➣
Securities trading information including volume and restrictions
➣
Maturity
➣
Interest rates
➣
Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The fair values of the Plan’s investments are determined as follows:

•
Dominion Stock Fund—The Fund’s fair value has been determined by the custodian based on the fair value of the underlying investments within the fund. The Fund is made up of Dominion Energy common stock specific to the Plan and other employee benefit plans of Dominion Energy and its subsidiaries, which is valued at the closing price reported on the active market on which the securities trade, and a NT Collective Short Term Investment Fund which is a common/collective trust fund. The individual assets of a stock fund are considered separately as individual investments for accounting, auditing, and financial statement reporting purposes.

•
Mutual Fund—Investment is valued at quoted market price, which represent the value of shares held by the Plan at year-end.

•
Common/Collective Trust Funds—Investments in common/collective trust funds are stated at the net asset value (NAV) as determined by the issuer of the common/collective trust funds and are based on the fair value of the underlying investments held by the fund less its liabilities. The NAV is used as a practical expedient to estimate fair value. The funds do not have any unfunded commitments and do not have any applicable liquidation periods or defined terms/periods to be held. The Plan may generally sell assets from the funds to satisfy participant payment obligations (assets are redeemable daily) and may transfer assets from the funds to other investment options based on participant elections (overnight liquidity is generally available).

•
Separately Managed Account—A portfolio of individual securities, such as short-term securities and asset-backed securities, that is managed on the participant's behalf. Unlike a mutual fund or exchange-traded fund, the plan directly owns the individual securities instead of pooling his/her assets with other investors. The individual assets of a separately managed account/fund are held in the name of the plan (the plan owns the underlying securities) and are considered separately as individual investments for accounting, auditing and financial statement reporting purposes.
•
Short-term securities—Includes short-term notes, commercial paper and certificates of deposit, which are short-term, highly liquid investments. Short-term notes and certificates of deposit are valued at cost plus accrued interest and commercial paper is valued at amortized cost, which approximates fair value.
•
Asset-backed securities—Investments are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing values on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar securities, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risk or a broker quote, if available.
•
Pooled Separate Account—Investment in pooled separate account is stated at the net asset value (NAV) as determined by the issuer of the fund and is based on the fair value of the underlying investments held by the fund less its liabilities. The NAV is used as a practical expedient to estimate fair value. The fund has a daily redemption frequency, has no unfunded commitments or notice period requirement for participants.

Levels

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

a.
Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.
b.
Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.
c.
Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy.

Plan Investments

The following table presents the investments held by the Plan that are measured at fair value for each hierarchy level as of December 31, 2023 and 2022:

	2023				2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Stock Fund	$19,773,370	$—	$—	$19,773,370	$28,154,403	$—	$—	$28,154,403
Mutual fund	36,300	—	—	36,300	583	—	—	583
Total recorded at fair value	$19,809,670	$—	$—	$19,809,670	$28,154,986	$—	$—	$28,154,986
Assets recorded at NAV(1):
Common/collective trust funds(2)				7,002,728				6,897,363
Total investments				$26,812,398				$35,052,349
(1)
These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy.
(2)
Included in Common/collective trust funds is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants.

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2023 and 2022:

	2023				2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust:
Separately Managed Accounts:
Short-term securities	$—	$448,508,589	$—	$448,508,589	$—	$461,320,245	$—	$461,320,245
Asset-backed securities	—	—	—	—	—	934,435	—	934,435
Total recorded at fair value	$—	$448,508,589	$—	$448,508,589	$—	$462,254,680	$—	$462,254,680
Assets recorded at NAV(1):
Common/collective trust funds				1,804,999,999				1,461,315,514
Pooled separate account				342,798,282				300,301,638
Total assets recorded at NAV				2,147,798,281				1,761,617,152
Total investments				$2,596,306,870				$2,223,871,832
(1)
These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy.

5. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on August 25, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a

Required Amendments List (List) for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan has been amended since applying for the determination letter; however, the Plan administrator believes that the Plan and related trust are currently designed, have been amended and are being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2023, the Plan had an interest in the Master Trust and invested in shares of certain common/collective trust funds that were managed by Northern Trust. At that date, Northern Trust was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2023 and 2022, the Plan’s investment in the Dominion Stock Fund included 420,710 and 459,139 shares, respectively, of common stock of Dominion Energy, the Plan sponsor, with a cost basis of approximately $31 million and $34 million, respectively. During the year ended December 31, 2023, the Plan purchased $1 million and sold $4 million of common stock of Dominion Energy and recorded dividend income related to Dominion Energy common stock of approximately $1.2 million.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

8. SUBSEQUENT EVENTS

Subsequent events were evaluated through June 20, 2024, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

DOMINION ENERGY WEST VIRGINIA UNION SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 027

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost***	(e) Current Value
*	Dominion Energy, Inc.	Dominion Stock Fund		$19,773,370

		Common/Collective Trust Funds:
*	Northern Trust Global Investments	NT Collective Short Term Investment Fund**		18,441
	Capital Group and Trust Company	American EuroPacific Growth Trust		652,372
	The Vanguard Group, Inc.	Target Retirement Income Trust Plus		522,725
	The Vanguard Group, Inc.	Target Retirement 2020 Trust Plus		1,581,338
	The Vanguard Group, Inc.	Target Retirement 2025 Trust Plus		333,181
	The Vanguard Group, Inc.	Target Retirement 2030 Trust Plus		1,120,402
	The Vanguard Group, Inc.	Target Retirement 2035 Trust Plus		668,727
	The Vanguard Group, Inc.	Target Retirement 2040 Trust Plus		255,524
	The Vanguard Group, Inc.	Target Retirement 2045 Trust Plus		627,368
	The Vanguard Group, Inc.	Target Retirement 2050 Trust Plus		689,730
	The Vanguard Group, Inc.	Target Retirement 2055 Trust Plus		423,153
	The Vanguard Group, Inc.	Target Retirement 2060 Trust Plus		93,274
	The Vanguard Group, Inc.	Target Retirement 2065 Trust Plus		16,493
				7,002,728
		Mutual Fund:
	Affiliated Managers Group	GW&K Small Cap Core Fund		36,300

		Total investment excluding interest in Master Trust		26,812,398

*	Various participants	Loan to Participants (maturing 2024 - 2025 at interest rates of 4.25% - 6.50%)		22,494

		Total assets (held at end of year)		$26,834,892

* A party-in-interest as defined by ERISA.

** The NT Collective Short Term Investment Fund is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants.

*** Cost information is not required for participant-directed investments.

See accompanying Independent Auditor's Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY WEST VIRGINIA UNION SAVINGS PLAN (name of plan)

Date: June 20, 2024	/s/ Regina J. Elbert
Regina J. Elbert Senior Vice President and Chief Human Resources Officer, Dominion Energy Services, Inc.